UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.	GENERAL IDENTIFYING INFORMATION
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☑	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: A T Funds Investment Trust
The first letter “A” in the name of the fund does not appear on the EDGAR system due to EDGAR naming conventions.
3.	Securities and Exchange Commission File No.: 811- 21655

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☐ Initial Application ☑ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
555 South Flower Street, Suite 3300
Los Angeles, California 90071
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Alexander L. Popof
555 South Flower Street, Suite 3300
Los Angeles, California 90071
(213) 233-4545

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Alexander L. Popof
555 South Flower Street, Suite 3300
Los Angeles, California 90071
(213) 233-4545
NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):

☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☐ Open-end ☑ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware
11.	Provide the name and address of each investment adviser of the funds (including sub-advisers) during the last five years, even if the funds’ contracts with those advisers have been terminated:
A T Funds, LLC
555 South Flower Street, Suite 3300
Los Angeles, California 90071
Treesdale Partners, LLC
1325 Avenue of the Americas, Suite 2302
New York, New York 10019
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
The fund has never made a “public offering” of its securities within the meaning of Section 4(2) of, and/or Regulation D under, the Securities Act of 1933, as amended.
Morgan Stanley Smith Barney
1221 Avenue of the Americas
New York, NY 10020
Kovack Securities, Inc.
6451 North Federal Highway, Suite 1201
Fort Lauderdale, FL 33308

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes ☑ No
If Yes, for each UIT state:
Name(s):
File No.: 811-
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No
If Yes, state the date on which the board vote took place:
December 9, 2009
If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐ Yes ☑ No
If Yes, state the date on which the shareholder vote took place:

If No, explain:	Shareholder approval is not required under the fund’s governing documents or the Delaware Statutory Trust Act.

II.	DISTRIBUTION TO SHAREHOLDERS
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☐ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☐ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: N/A

Were any distributions to shareholders made in kind?

☐ Yes ☐ No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only: N/A

Has the fund issued senior securities?

☐ Yes ☐ No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes ☐ No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	ASSETS AND LIABILITIES
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
☐ Yes ☐ No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes ☐ No
If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

Proxy mailing and printing expenses: Insurance: Transfer agency conversion costs:

(iv)	Total expenses (sum of lines (i)-(iii) above):
(b)	How were those expenses allocated?
No expenses were borne by or allocated to the funds.
(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes ☐ No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	CONCLUSION OF FUND BUSINESS
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes ☑ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes ☑ No
If Yes, describe the nature and extent of those activities:
VI.	MERGERS ONLY

26.	(a)	State the name of the fund(s) surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

VERIFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of A T Funds Investment Trust, (ii) he or she is the Treasurer of A T Funds Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Alexander L. Popof, Treasurer